

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Xavier Destriau
Chief Financial Officer
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
Matam, Haifa 3190500
Israel

> **Re: ZIM Integrated Shipping Services Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed March 13, 2023**
> **File No. 001-39937**

Dear Xavier Destriau:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Kaplan